CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee[1]

Senior Floating Rate Notes due March 1, 2011	$ 10,000,000	$ 1,070

(1) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $2,652,225.08 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-129243) filed by Morgan Stanley on October 25, 2005 and have been carried forward. The $1,070 fee with respect to the $10,000,000 Senior Floating Rate Notes sold pursuant to this registration statement is offset against those filing fees, and $2,405,625.85 remains available for future registration fees. No additional fee has been paid with respect to this offering.

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 25 to
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated January 25, 2006	Dated February 15, 2006
Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Floating Rate Notes

     We, Morgan Stanley, may not redeem these notes prior to the maturity date. We describe the basic features of this type of note in the section of the accompanying prospectus supplement called Description of Notes Floating Rate Notes, subject to and as modified by the provisions described below.

     We may increase the principal amount prior to the original issue date, but we are not required to do so.

Principal Amount:	U.S. $ 10,000,000	Interest Reset Period:	Monthly

Maturity Date:	March 1, 2011	Interest Determination
		Dates:	Two business days prior to each
Settlement Date (Original			interest reset date
Issue Date):	March 1, 2006
		Reporting Service:	The Base Rate shall be determined
Interest Accrual Date:	March 1, 2006		by reference to Bloomberg Page
H15T10Y, which page shall
Issue Price:	100%		replace all references to
Designated CMT Telerate Pages
Underwriter’s Discounts and Commissions:	.20%		7051 and 7052 in the
accompanying prospectus
Proceeds to Company:	99.80%		supplement.

Interest Payment Dates:	The 1st of each month, beginning	Book-Entry Note or Certificated Note:	Book-entry note
April 1, 2006
Senior Note or
Interest Payment Period:	Monthly	Subordinated Note:	Senior note

Base Rate:	CMT Rate, with a Designated	Calculation Agent:	JPMorgan Chase Bank, N.A.
	CMT Maturity Index of 10 years		(formerly known as JPMorgan
Chase Bank)
Spread
(Plus or Minus):	Plus .30%	Agent:	Morgan Stanley & Co.
Incorporated
Day Count Fraction:	30/360
		Minimum Denomination:	$1,000
Index Maturity:	N/A
		Specified Currency:	U.S. dollars
Maximum Interest Rate:	N/A
		Business Day:	New York
Minimum Interest Rate:	0.00%
		CUSIP:	61745ETR2
Initial Interest Rate:	To be determined on the second
	business day immediately	Other Provisions:	None
preceding the original issue date
of the notes.

Initial Interest Reset Date:	March 1, 2006

Interest Reset Dates:	The 1 st of each month, beginning
April 1, 2006, whether or not such
date is a business day

Terms not defined above have the meanings given to such terms in the accompanying prospectus supplement.

MORGAN STANLEY

Supplemental Information Concerning Plan of Distribution

     Under the terms and subject to conditions contained in the U.S. distribution agreement referred to in the accompanying prospectus supplement under Plan of Distribution, the Agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of notes set forth on the cover of this pricing supplement. The Agent proposes initially to offer the notes directly to the public at the public offering price set forth on the cover of this pricing supplement. The Agent may allow a concession not in excess of .20% of the principal amount of the notes to other dealers. After the initial offering, the Agent may vary the offering price and other selling terms from time to time.

     We expect to deliver the notes against payment therefor in New York, New York on March 1, 2006, which will be the ninth Business Day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding Business Day will be required, by virtue of the fact that the notes initially will settle in nine Business Days (T+9), to specify alternative settlement arrangements to prevent a failed settlement.

United States Federal Income Taxation

     The notes will be treated as “variable rate debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Floating Rate Notes.”

     If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.” Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with a trade or business in the United States. Such non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of an investment in the notes.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

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